UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2016

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul, 4

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), in compliance with the Securities Market legislation, hereby proceeds by means of the present document to notify the following:

RELEVANT EVENT

Starting in the fourth quarter of 2015, BBVA will reclassify several operating expenses related to technology from the Corporate Center to the Banking Activity in Spain reporting business area. This reclassification is a consequence of the reassignment of technology related management competences, resources and responsibilities from the Corporate Center to the Banking Activity in Spain business area during 2015.

In order to allow a better understanding of the quarterly information in the fourth quarter earnings presentation, scheduled for the coming February 3rd, and to facilitate the comparison with previous quarters, we enclose the pro-forma income statements for the last 7 quarters, according to the new information structure, as well as a table detailing such reclassifications.

This reclassification of expenses does not affect BBVA Group’s consolidated income statement.

Madrid, January 13th, 2016

Impact of the reclassifications in the income statements of the business units
2014 Total 2015
9M15
€Mn 1Q14 2Q14 3Q14 4Q14 2014 1Q15 2Q15 3Q15
Banking Activity in Spain
Operating expenses -76 -50 -62 -53 -241 -62 -66 -74 -203
Administration expenses -27 0 -9 1 -35 -6 -4 -11 -20
Personnel expenses -18 -18 -18 -18 -73 -19 -19 -19 -58
General and administrative expenses -9 19 9 19 39 13 16 9 37
Depreciation and amortization -49 -51 -53 -54 -206 -56 -63 -63 -182
Operating income -76 -50 -62 -53 -241 -62 -66 -74 -203
Income before tax -76 -50 -62 -53 -241 -62 -66 -74 -203
Income tax 23 15 19 16 72 19 20 22 61
Net attributable profit -53 -35 -43 -37 -169 -44 -46 -52 -142
Corporate Center
Operating expenses 76 50 62 53 241 62 66 74 203
Administration expenses 27 0 9 -1 35 6 4 11 20
Personnel expenses 18 18 18 18 73 19 19 19 58
General and administrative expenses 9 -19 -9 -19 -39 -13 -16 -9 -37
Depreciation and amortization 49 51 53 54 206 56 63 63 182
Operating income 76 50 62 53 241 62 66 74 203
Income before tax 76 50 62 53 241 62 66 74 203
Income tax -23 -15 -19 -16 -72 -19 -20 -22 -61
Net attributable profit 53 35 43 37 169 44 46 52 142

Banking activity in Spain
Income statement
(Million euros)
2014 2015
1st Quarter 2nd Quarter 3rd Quarter 4th Quarter 1st Quarter 2nd Quarter 3rd Quarter
Net interest income 931 938 966 996 968 1,014 1,017
Net fees and commissions 347 386 353 367 378 432 410
Net trading income 437 206 151 356 337 338 140
Other income/expenses 39 101 25 24 104 140 108
Gross income 1,753 1,631 1,494 1,742 1,786 1,925 1,675
Operating expenses -782 -764 -780 -761 -767 -865 -946
Administration expenses -706 -687 -701 -681 -686 -771 -851
Personnel expenses -456 -438 -455 -432 -430 -478 -521
General and administrative expenses -250 -249 -246 -249 -256 -294 -330
Depreciation and amortization -75 -77 -80 -80 -81 -93 -96
Operating income 972 867 714 981 1,019 1,060 729
Impairment on financial assets (net) -463 -396 -386 -445 -421 -354 -303
Provisions (net) and other gains/losses -35 -203 -76 -309 -164 -116 -87
Income before tax 474 268 252 226 434 590 338
Income tax -142 -78 -69 -70 -129 -173 -97
Net income 332 189 184 157 305 416 242
Non-controlling interests -1 -1 -1 -1 -1 -1 -1
Net attributable profit 331 188 183 156 304 415 240

Corporate Center
Income statement
(Million euros)
2014 2015
1st Quarter 2nd Quarter 3rd Quarter 4th Quarter 1st Quarter 2nd Quarter 3rd Quarter
Net interest income -179 -147 -171 -154 -129 -96 -99
Net fees and commissions -20 -38 -14 -20 -23 -42 -16
Net trading income 16 -30 47 -18 91 57 -32
Other income/expenses -42 104 -10 101 -25 105 12
Gross income -225 -111 -149 -91 -86 23 -135
Operating expenses -203 -188 -173 -189 -195 -219 -192
Administration expenses -137 -123 -111 -130 -137 -165 -126
Personnel expenses -105 -78 -104 -94 -104 -123 -95
General and administrative expenses -31 -45 -7 -36 -33 -42 -31
Depreciation and amortization -66 -65 -62 -59 -59 -54 -66
Operating income -428 -299 -322 -280 -281 -196 -328
Impairment on financial assets (net) -4 3 8 -11 2 3 -4
Provisions (net) and other gains/losses -51 -52 -48 -131 -8 -45 -71
Income before tax -483 -347 -362 -422 -287 -237 -403
Income tax 115 52 16 186 85 48 148
Net income from ongoing operations -368 -295 -346 -236 -201 -189 -255
Result from corporate operations 0 0 0 0 583 144 -1,840
Net income -368 -295 -346 -236 382 -45 -2,096
Non-controlling interests -3 1 1 -1 -5 -12 -6
Net attributable profit -372 -294 -346 -237 377 -56 -2,102
Net attributable profit (excluding results from corporate -372 -294 -346 -237 -206 -201 -262 operations) (*)
(*) 2015 includes the capital gains from the various sale operations equivalent to 6.34% of BBVA Group’s stake in CNCB, the badwill from the CX operation, the effect of the valuation at fair value of the 25.01% initial stake held by BBVA in Garanti, and the impact of the sale of BBVA’s 29.68% stake in CIFH.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: January 13 , 2016	By:	/s/ Ricardo Gómez Barredo
	Name:	Ricardo Gómez Barredo
	Title:	Authorized Representative